Exhibit 12

                                              SEMCO ENERGY, INC.
                                      Ratio of Earnings to Fixed Charges
                                            (Thousands of Dollars)

----------------------------------------------------       ---------------------------------------------------
                                                                                 Year Ended
      Description                                             1998      1997<F3>  1996<F3>    1995        1994
----------------------------------------------------       ---------------------------------------------------
Earnings as Defined <F1>
Net Income (Loss)                                           $10,040    $15,425   $(12,762)  $11,331    $ 9,992
Income taxes                                                  7,011      8,469     (7,106)    6,151      4,560
Other items                                                     672        (96)       (96)      (96)     1,882
Fixed charges as defined                                     15,085     16,690     14,588    14,402     14,092
                                                            -------    -------   --------   -------    -------
Earnings as defined                                         $32,808    $40,488   $ (5,376)  $31,788    $30,526
                                                            =======    =======   ========   =======    =======

Fixed charges as defined <F1>
Interest on long-term debt                                  $11,488    $ 9,389   $  8,514   $ 8,546    $ 8,605
Amortization of debt expense                                    450        449        431       520        454
Other interest charges                                        2,873      6,611      5,399     5,062      4,759
Preferred securities dividends and distributions                274        274        274       274        274
                                                            -------    -------   --------   -------    -------
Fixed charges as defined                                    $15,085    $16,723   $ 14,618   $14,402    $14,092
                                                            =======    =======   ========   =======    =======

Ratio of earnings to fixed charges                           2.17         2.42      <F2>       2.21       2.17
                                                            =======    =======   ========   =======     ======
------------------

Notes:
<F1>
Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.
<F2>
For the year ended December 31, 1996, fixed charges exceeded earnings by $20.0 million.  Earnings as defined include a $32.3 million non-cash pretax write-down of the NOARK investment.  Excluding the NOARK write-down, the ratio of earnings to fixed charges would have been 1.84.
<F3>
Restated to account for a 1998 acquisition as a pooling of interests.  Years prior to 1996 were not restated for the pooling of interest as the effects were deemed not material.